

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Holly Vance
General Counsel
Neoleukin Therapeutics, Inc.
360-1616 Eastlake Avenue East
Seattle, Washington 98102

> **Re: Neoleukin Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2020**
> **File No. 333-251294**

Dear Ms. Vance:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess, Esq.